Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ON THE PROPOSAL DESCRIBED HEREIN. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00003303000000000000 5 050625 COMPANY NUMBER ACCOUNT NUMBER EXTRAORDINRY GENERAL MEETING OF SHAREHOLDERS OF GLOBAL BLUE GROUP HOLDING AG May 6, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, proxy statement and proxy card are available at https://ir.globalblue.com/overview/default.aspx INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until May 1, 2025 at 2:00 PM CEST (8:00 AM EDT). MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. VOTING IN PERSON AT THE MEETING – Shareholders who wish to attend the Extraordinary General Meeting in person should proceed as set out under “Admission to the Extraordinary General Meeting” in the invitation to the Extraordinary General Meeting also available online at "https://ir.global- blue.com/overview/default.aspx". A copy of the invitation may be obtained without charge by contacting the investor relations via email at “ir@globalblue.com”. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. 1.1 Election of the Chair and members of the Board of Directors Jordan Frankel (as member and Chair of the Board of Directors) Jeremy Henderson-Ross 1.2 Election of Nomination and Compensation Committee. Jordan Frankel. With regard to any new or modified proposals or agenda items propoerly put before the Extraordinary General Meeting by shareholders or the Board of Directors: to vote in favour of the new or modified proposals or agenda items. to vote against the new or modified proposals or agenda items. to vote in accordance with the recommendation of the Board of Directors. FOR AGAINST ABSTAIN